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100 F Street, N.E.

Washington, DC 20549-0610

Attention:	Sherry Haywood

Re: Fluence Energy, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 6, 2021
CIK No. 0001868941

Ladies and Gentlemen:

On behalf of Fluence Energy, Inc. (the “Company”), set forth below are the Company’s responses to the August 12, 2021 comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s amended draft Registration Statement on Form S-1(the “Registration Statement”). An electronic version of the amended draft Registration Statement (“DRS Amendment #2”) has been concurrently confidentially submitted with the Commission through its EDGAR system. The enclosed copy of DRS Amendment #2 has been marked to reflect changes made to the amended draft Registration Statement that was confidentially submitted on August 6, 2021.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. We have included page numbers to refer to the location in the DRS Amendment #2 where the amended language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the DRS Amendment #2.

Draft Registration Statement on Form S-1 filed August 6, 2021

September 3, 2021

General, page 1

1. Please respond to all comments in a letter filed as a correspondence on EDGAR.

Response: The Company respectfully acknowledges the Staff’s comment and is filing this letter as a correspondence on EDGAR and sending a courtesy copy to the Staff for your convenience.

2. We note your disclosure in response to prior comment two in our letter dated July 21, 2021. Please disclose the total economic value of the payments under the Tax Receivable Agreement. Because it appears that you use Adjusted EBITDA as a significant metric for measuring your financial performance and because this measure does not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business’s total enterprise value and, consequently, the price of the securities you will be offering in the IPO. The discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should be given more prominence in your prospectus than is currently present. Because the arrangement could be considered a windfall for the pre-IPO owners, your disclosure should adequately and prominently address the fact that the agreement confers significant economic benefits to the counterparties to the Agreement and redirects cash flows to them at the expense of public shareholders.

Response: The Company respectfully acknowledges the Staff’s comment, and confirms that it will be disclosing the estimated total amount of payments to be made under the Tax Receivable Agreement in subsequent amendments in the blanks set forth on pages 58, 67 and 95.

Future charges incurred pursuant to the Tax Receivable Agreement, to the extent such charges reduce net income, may be added back to Adjusted EBITDA. Accordingly, the Company expects that Adjusted EBITDA will reflect the performance of the business after eliminating the effect of the Tax Receivable Agreement on net income from operating activities (i.e., reported Adjusted EBITDA, after adjusting for payments made and charges incurred in connection with the Tax Receivable Agreement, would be the same as Adjusted EBITDA would have been if the Tax Receivable Agreement was not in place). The Company has revised the disclosure on pages 21,22, 85 and 86 of DRS Amendment #2 to make this clear.

Further, DRS Amendment #2 includes revised disclosure on pages 17, 58, 66 and 135 to clarify that payments under the Tax Receivable Agreement will be a use of cash that will impact liquidity. Subsequent amendments will provide an estimate of the total amount of payments to be made under the Tax Receivable Agreement. The Company further advises the Staff that it believes that it has provided disclosure sufficient for analysts and relevant stakeholders to understand that payments under the Tax Receivable Agreement will be paid to the Founders. When calculating total enterprise value and the price of the Company’s common stock, the Company believes that analysts will treat the impact of expected payments under the Tax Receivable Agreement on total enterprise value in a manner similar to how analysts treat the impact of debt on total enterprise value and share price. Consequently, the Company believes that analysts and relevant stakeholders will have sufficient information to model future cash flows that can serve as a basis for their valuation and can use net income and other metrics to account for the cash payments under the Tax Receivable Agreement.

September 3, 2021

The Company further advises the Staff that it does not believe the arrangement shifts cash flows to the Founders at the expense of public shareholders. The Founders and the Blocker Shareholder, in its capacity as an Original LLC Owner, agreed to an IPO structure through which the Founders will deliver valuable tax assets to the Company in connection with future redemptions of their LLC Interests. Under the Tax Receivable Agreement, the Company will make payments only for 85% of the tax benefits it actually realizes or is deemed to realize from these tax assets. There is no windfall expected, because if the Founders had not delivered such tax assets to the Company, the funds used to make payments under the Tax Receivable Agreement would otherwise have been used to pay taxes. Payments under the Tax Receivable Agreement do not represent a greater draw on liquidity than such payment of taxes would have imposed, and in fact the Company will retain a portion of the tax benefits the chosen IPO structure is expected to provide. Not only do the IPO transaction and Tax Receivable Agreement provide the Company with tax benefits, but they also provide potentially greater flexibility and liquidity due to provisions allowing the Company to defer making payments under the Tax Receivable Agreement subject to interest on such deferral, which would not be an option if the Company had to use those funds to pay taxes.

Organizational Structure Following the Transactions, page 63

3. You disclose that your post-IPO organizational structure in the form of an umbrella partnership-C corporation (“UP-C”) will treat your Founders generally advantageously if they continue to hold their equity interests in an entity that is not taxed as a corporation for U.S. tax purposes. Please briefly explain how the UP- C structure achieves the tax benefits that is intended. Further, please provide an analysis of whether the tax consequences of the tax receivable agreement, or the tax benefits expected to result from acquisitions of LLC Interests from existing owners are material to an investor in the Class A common stock. Finally, in an appropriate location, provide a discussion regarding why the company chose this structure for reorganization including both the positive and negative aspects.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the outside front cover page of the prospectus and pages 10 and 66 of DRS Amendment #2 in response.

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September 3, 2021

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.212.906.1834. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

Senet S. Bischoff
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Frank Fuselier, Fluence Energy, Inc.

Alison Haggerty, Latham & Watkins LLP